Exhibit 99.1

27 April 2004	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5305 Fax (02) 8274 5218
GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing of its 4th Quarter Results on Thursday, 13 May 2004 in Sydney and on Friday, 14 May 2004 in Melbourne.

The management briefing in Sydney will commence at 10.30am. A teleconference and audio webcast will be available on the following:

Domestic: 02 9423 1645
International: +61 2 9423 1645
URL: http://events.genesysrichmedia.com/jameshardie/2004/05/13/

Yours faithfully

/s/ Greg Baxter

Greg Baxter
Executive Vice President